Filed pursuant to Rule 424(b)(3)
Registration No. 333- 210387

PROSPECTUS SUPPLEMENT NO. 12

4,156,757 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated April 7, 2016, as previously supplemented, which constitutes part of our registration statement on Form S-1 (No. 333-210387) relating to up to 4,156,757 shares of our common stock. This prospectus supplement includes our current report on Form 8-K filed December 30, 2016. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 30, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2016

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of principal executive offices)		30092 (Zip Code)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Item 1.01	Entry Into a Material Definitive Agreement

On December 28, 2016 (the “Initial Closing Date”), Guided Therapeutics, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with RedDiamond Partners LLC (“RedDiamond”) for the issuance and sale to RedDiamond of up to $330,000 in aggregate principal amount of 10% original issuance discount convertible promissory notes (the “Notes” and each a “Note”) for an aggregate purchase price of $300,000. On the Initial Closing Date, the Company issued to RedDiamond a Note in the principal amount of $222,000, for a purchase price of $200,000. At the Company’s option, at any time within sixty (60) days of the Initial Closing Date, the Company may issue another Note in the principal amount of $110,000, for a purchase price of $100,000 subject to customary conditions contained in the Purchase Agreement.

Pursuant to the Purchase Agreement, RedDiamond may not engage in any “short sale” transactions of the Company’s common stock.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The Purchase Agreement also provides for customary indemnification of RedDiamond by the Company.

The Notes mature six (6) months from their date of issuance and, in addition to the 10% original issue discount, accrues interest at a rate of 10% per year. The Company may prepay the note, in whole or in part, for 115% of outstanding principal and interest until thirty (30) days from issuance, for 125% of outstanding principal and interest at any time from thirty-one (31) to sixty (60) days from issuance, and for 130% of outstanding principal and interest at any time from sixty-one (61) days from issuance until the maturity date.

After six (6) months from the date of issuance (i.e., if the Company fails to repay all principal and interest due under the Notes at the maturity date), RedDiamond may convert the Notes, at any time, in whole or in part, into shares of the Company’s common stock, at a conversion price equal to sixty percent (60%) of the lowest VWAP during the twenty (20) trading days prior to the conversion, subject to certain customary adjustments and anti-dilution provisions contained in the Notes.

The Notes include customary events of default provisions and a default interest rate of the lessor of 24% per year or the maximum amount permitted by law. Upon the occurrence of an event of default, RedDiamond may require the Company to redeem the Notes (or convert it into shares of common stock) at 150% of the outstanding principal balance of the Notes plus accrued and unpaid interest due thereunder.

The Company used a placement agent in connection with the transaction. For its services, the placement agent received a cash placement fee equal to 10% of the gross proceeds from the first tranche of transaction.

The issuance of the note under the purchase agreement was exempt from the registration requirements of the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). In making this determination, the Company relied on the representations of RedDiamond in the purchase agreement that it is an “accredited investor” and had access to information about its investment and about the Company. Should the Notes be converted into shares of common stock, the issuance of the shares of common stock would be exempt from the registration requirements of the Securities Act pursuant to the exemption for exchange transactions under Section 3(a)(9) of the Securities Act.

The descriptions of the of the Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by the full text of each, attached as Exhibits 10.1 and 4.1, respectively, and incorporated herein by reference.

This Current Report on Form 8-K is neither an offer to sell nor the solicitation of an offer to buy any securities. The securities described above have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

2

Item 2.03	Creation of Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The information set forth in Item 1.01 regarding the conversion of the note is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)      Exhibits

Number	Exhibit
4.1	10% OID Convertible Promissory Note
10.1	Securities Purchase Agreement, dated December 28, 2016, between the Company and RedDiamond

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

/s/ Gene S. Cartwright
By: Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Date: December 30, 2016

4

EXHIBIT INDEX

Number	Exhibit
4.1	10% OID Convertible Promissory Note
10.1	Securities Purchase Agreement, dated December 28, 2016, between the Company and RedDiamond